UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of December 2015

Commission File Number 001-33042

Rosetta Genomics Ltd.
(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Rosetta Genomics Ltd.

As previously reported, on October 13, 2015 Rosetta Genomics Ltd. (the “Company”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”), pursuant to which Rosetta agreed to sell securities to various accredited investors (the “Purchasers”) in a private placement transaction (the “Private Placement”).  The Private Placement closed on October 15, 2015.

Pursuant to the terms of the Securities Purchase Agreement, the Purchasers were issued partially pre-funded Series B Warrants (the “Series B Warrants”).  The Series B Warrants have an exercise price of NIS 0.6 (which has been prepaid) plus $0.0001 per share, and, pursuant to their terms, became exercisable for an aggregate of 2,666,667 of the Company’s ordinary shares as of November 25, 2015. The Series B Warrants as issued were exercisable for 60 days following the effective date of the resale registration statement on Form F-3 that the Company was required to file to cover the resale of the securities issued in the Private Placement (the “Resale Registration Statement”). The Resale Registration Statement was declared effective by the SEC on November 10, 2015.

On November 30, 2015, the Company and certain Purchasers agreed to amend the Series B Warrants to extend the exercise period until 120 days following the effective date of the Resale Registration Statement (i.e. until March 9, 2016).  A copy of the Form of Amendment to the Series B Warrants is filed as Exhibit 4.1 to this Form 6-K and incorporated by reference herein.

The information contained in this Report (including the exhibit hereto) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-163063, 333-171203, 333-172655, 333-177670, 333-185338 and 333-207697.

Exhibits

Exhibit Number	Description of Exhibit

4.1	Form of Amendment to Series B Warrants issued by Rosetta Genomics Ltd. to the Purchasers.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: December 3, 2015	By:	/s/ Oded Biran

Oded Biran Chief Legal Officer and Corporate Secretary